FILED BY AVIV REIT, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AVIV REIT, INC.

COMMISSION FILE NO. FOR REGISTRATION

STATEMENT ON FORM S-4: 333-201359

AVIV REIT ANNOUNCES SPECIAL MEETING DATE

CHICAGO, February 2, 2015 – Aviv REIT, Inc. (“Aviv”) (NYSE: AVIV) announced today that it has set the date of its special meeting of stockholders to consider and vote on, among other things, a proposal to approve its previously announced merger with Omega Healthcare Investors, Inc. (“Omega”) (NYSE: OHI).

The special meeting will be held on Friday, March 27, 2015, at 10:00 a.m. Eastern time. Aviv stockholders of record as of the close of business on February 12, 2015 will be entitled to receive notice of and to participate at the special meeting.

Additional information about the special meeting is included in the preliminary joint proxy statement/prospectus filed by Omega with the Securities and Exchange Commission (the “SEC”) on January 5, 2015, and the definitive joint proxy statement/prospectus which is expected to be mailed to stockholders of record after the related registration statement is declared effective by the SEC.

As previously announced on October 31, 2014, Omega and Aviv have entered into a definitive agreement under which Omega will acquire all of the outstanding shares of Aviv in a stock-for-stock merger. Under the terms of the agreement, Aviv stockholders will receive a fixed exchange ratio of 0.90 Omega shares for each share of Aviv common stock they own.

Completion of the transaction is subject to satisfaction of customary closing conditions, including the approval of stockholders of both companies. The transaction is currently expected to close in the first half of 2015.

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Aviv REIT, Inc., based in Chicago, is a real estate investment trust that specializes in owning post-acute and long-term care skilled nursing facilities and other healthcare properties. Aviv is one of the largest owners of SNFs in the United States and has been in the business for over 30 years. The Company currently owns 347 properties that are triple-net leased to 37 operators in 30 states.

For more information about the Company, please visit our website at www.avivreit.com or contact: Craig M. Bernfield, Chairman & Chief Executive Officer at 312-855-0930.

Forward-Looking Statements

This announcement includes forward-looking statements. Actual results may differ materially from those reflected in such forward-looking statements as a result of a variety of factors, including, among other things: (i) the ability of the parties to successfully file the definitive joint proxy statement/prospectus with the SEC; (ii) the ability of the parties to close the proposed transaction; (iii) risks relating to the integration of Aviv’s operations and employees into Omega and the possibility that the anticipated synergies and other benefits of the proposed acquisition will not be realized or will not be realized within the expected timeframe; (iv) the outcome of any legal proceedings related to the proposed transaction; and (vi) other factors identified in Aviv’s and Omega’s filings with the SEC. Statements regarding future events and developments are forward-looking statements.

Additional Information about the Proposed Transaction and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval. In connection with the proposed transaction, Omega filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. The definitive joint proxy statement/prospectus will be mailed to stockholders of Omega and Aviv after the registration statement is declared effective by the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed by Omega and Aviv with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Omega with the SEC will also be available free of charge on Omega’s website at www.omegahealthcare.com and copies of the documents filed by Aviv with the SEC are available free of charge on Aviv’s website at www.avivreit.com.

Omega, Aviv and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Omega’s and Aviv’s shareholders in respect of the proposed transaction. Information regarding Omega’s directors and executive officers can be found in Omega’s definitive proxy statement filed with the SEC on April 29, 2014. Information regarding Aviv’s directors and executive officers can be found in Aviv’s definitive proxy statement filed with the SEC on April 15, 2014. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction if and when they become available. These documents are available free of charge on the SEC’s website and from Omega and Aviv, as applicable, using the sources indicated above.

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